May 2, 2019

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
12411 Poway Road
Poway, CA 92064

       Re: Solar Integrated Roofing Corp.
           Amendment 2 to Offering Statement on Form 1-A
           Filed April 17, 2019
           File No. 24-10933

Dear Mr. Massey:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2019 letter.

Amendment 2 to Offering Statement on Form 1-A filed April 17, 2019

Part I. Item 1. Issuer Information, page 1

1.     We note that there are a number of inconsistencies in Part I and Part
II. For example, (i)
       in Part I you state that there are 70,916 common equity units outstanding and in Part II you disclose that there are 70,951,016 shares of common stock outstanding; (ii) in Part I you did not check the appropriate boxes to indicate that you intend to offer the securities on a delayed or continuous basis and that this is a best efforts offering. Please reconcile the disclosure in Part I with the disclosure in Part II.
Financial Statements, page 38

2. We note your response to comment 4. The Consolidated Statements of David Massey
Solar Integrated Roofing Corp.
May 2, 2019
Page 2
         Stockholders' Equity/Deficit for the years ended February 28, 2018 and February 28, 2017 provided on page 42 continue to be illegible. For example, there are no column headings and the balances as of February 28, 2015 are presented after the balances as of February
         28, 2017. Please revise to provide in a similar format to the Consolidated Statement of
         Stockholders' Equity/(Deficit) provided on page 52 for the nine months ended November
         30, 2018.
Index to Exhibits
Exhibit 1A-4, page 60

3. We note that Exhibit 1A-4 is a form of stock purchase agreement and not the subscription agreement. If there is a separate subscription agreement, then please file it as an exhibit.
         If there is not a separate subscription agreement, then please update your disclosures and exhibit index.
        You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Massey
                                                               Division of
Corporation Finance
Comapany NameSolar Integrated Roofing Corp.
                                                               Office of
Manufacturing and
May 2, 2019 Page 2                                             Construction
FirstName LastName